United States securities and exchange commission logo





                              December 9, 2021

       Rik Willard
       Chief Executive Officer
       Bubblr Inc.
       21 West 46th Street
       New York, New York 10036

                                                        Re: Bubblr Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 9,
2021
                                                            File No. 333-260902

       Dear Mr. Willard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed November 9, 2021

       Cover page

   1. We note that your common stock has traded on the OTC Pink and that the selling shareholders may offer
and sell their shares at prevailing market prices or privately negotiated prices. We
do not consider the OTC Pink to constitute a sufficient existing market for selling
shareholders to offer their shares at market prices. Please revise your disclosure throughout
the prospectus to provide a fixed price at which the selling shareholders will sell
their shares for the duration of the offering.
   2. Disclose that Stephen Morris, the company's director and Chief Technology Officer, controls the company by
virtue of his ownership of the 2019 Series A Preferred Stock, which gives him a 60%
vote on all matters requiring shareholder approval.
 Rik Willard
FirstName
Bubblr Inc.LastNameRik Willard
Comapany9,
December   NameBubblr
             2021      Inc.
December
Page 2    9, 2021 Page 2
FirstName LastName
Risk Factors, page 5

3. Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares. Dilution, page 18

4. We note this is a best efforts offering with a finite offering period. Please revise to provide dilution disclosures for varying levels of proceeds raised in the offering in a manner similar to your use of proceeds disclosure.
Selling Shareholders, page 19

5. Please clarify that the resale by selling shareholders is for a total of 2,092,728 shares, comprised of (a) 33,000 shares of Common Stock and (b) 2,059,728 shares of Common
         Stock issuable upon conversion underlying promissory notes. Management, page 29

6. Please disclose when each officer and director began serving with the company. In addition, disclose where each person was employed and their dates of employment for the past five years.
Certain Relationships and Related Party Transactions, page 34

7. Please file your loan agreement with Stephen Morris as an exhibit. Refer to Regulation S-
         K Item 601(b)(10)(ii)(A).
Principal Stockholders, page 34

8. Prominently disclose that Stephen Morris' ownership of the 2019 Series A Preferred Stock gives him 60% of all votes of common stock and preferred stock entitled to vote. As a result, he controls all corporate matters submitted to shareholders for a vote, including the election of directors.
Consolidated Statements of Operations and Comprehensive Loss for the year ended December
31, 2020 and 2019, page F-19

9. Please revise to present the Consolidated Statements of Operations and Comprehensive
         Loss for the two most recent fiscal years. In this regard, while the title of this statement reflects the appropriate periods, the column headers indicate that you have provided information for the years ended December 31, 2018 and 2019. Refer to
Article 8-02 of
         Regulation S-X.
General

10. It appears you may be an emerging growth company. Please clarify your status as an emerging growth company.
 Rik Willard
Bubblr Inc.
December 9, 2021
Page 3
11. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Rebekah
Lindsey, Senior Staff Accountant, at 202-551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at 202-
551-7361 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameRik Willard
                                                            Division of
Corporation Finance
Comapany NameBubblr Inc.
                                                            Office of
Technology
December 9, 2021 Page 3
cc:       Scott Doney
FirstName LastName